EXHIBIT 1


February 2, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

ACE*COMM Corporation

We have read Item 4 of ACE*COMM Corporation's (the
"Registrant") Form 8-K dated January 26, 1998 (the "Form 8-
K").

 With respect to the first sentence of the first paragraph of the Form 8-K, we resigned. We make no comment as to the remainder of the first paragraph.

We agree with the comments in the second and third paragraphs of the Form 8-K, which comment on our reports on the Registrant's financial statements and with respect to the absence of reportable disagreements.

Regarding the fourth paragraph of the Form 8-K concerning reportable events, we agree with the first sentence of sub-paragraph (i) which indicates that we presented a draft report to management and the Audit Committee of the Board of Directors of the Registrant describing certain material weakness, and to the first sentence in each of sub-paragraphs 1 through 4, inclusive, which describe recommendations made by us regarding such material weaknesses. However, it should be noted that we have not performed any audit work regarding such matters subsequent to the date of our report (September 29, 1998) on the Registrant's financial statements for the year ended June 30, 1998 and consequently are unable to comment on or otherwise have any knowledge regarding any action by management with respect to our recommendations.


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Regarding subparagraph (ii), we agree with the first sentence which indicates that we advised the Registrant that in connection with its first quarter ended September 30, 1998, that there were certain areas where information had come to our attention that, if further investigated by us, may materially impact the fairness or reliability of the financial statements for the first quarter, and that we had discussed such matters with the then Chairman of the Audit Committee and with the Chief Executive Officer and Chairman of the Board of Directors. We also agree with the second sentence of sub-paragraph (ii) regarding the Registrant having authorized us to respond to inquiries by a successor accountant. Regarding the statement in subparagraph (ii) that "PwC had therefore not undertaken its investigation", it should be noted that we did not, and were not obligated to, undertake an investigation .

We agree with the first sentence in each of sub-paragraphs
(ii) (a) through (ii) (c) inclusive, which describe the matters of which we advised the Registrant in connection with its first quarter referred to in the first sentence of sub-paragragh (ii), except that with respect to sub-paragraph (ii)
(a) we make no comment on the amounts indicated as representing the three contracts. It should also be noted that we have not performed any audit work regarding such matters subsequent to the date we so advised the Registrant of such matters, and consequently are unable to comment on or otherwise have any knowledge regarding the comments included by management with respect to such matters.

Regarding sub-paragraph (ii)(d) of the Form 8-K, we were not provided with a copy of the referenced letter from the then controller, and therefore make no comment thereon.

We agree with the first sentence of the final paragraph of the Form 8-K, but make no comment regarding the second sentence thereof.

Very truly yours,


PricewaterhouseCoopers LLP